VIA EDGAR

March 3, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention: Linda Cvrkel and Angela Lumley

Re:	Bowlero Corp.
Form 10-K for Fiscal Year Ended July 3, 2022
Form 8-K Filed November 16, 2022
File No. 001-40142

Dear Ms. Cvrkel and Ms. Lumley:

Bowlero Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 17, 2023, regarding our Form 10-K for Fiscal Year Ended July 3, 2022 and Form 8-K, File No. 001-40142, filed on November 16, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response.

Form 8-K filed November 16, 2022
Exhibit 99. 1 Press Release, page 1
1.In your press release you disclose the Non-GAAP measure “Adjusted EBITDA Margin”. Please revise to disclose the most comparable GAAP measure “Net Loss Margin” with equal or greater prominence in any future press releases. Refer to the guidance in Item 10(e)(1)(i)A of Regulation S-K, Regulation G and Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Measures.

Response: The Company acknowledges the Staff’s comment and in future filings the Company will disclose the most comparable GAAP measure “Net Loss Margin” with equal or greater prominence to the Non-GAAP measure “Adjusted EBITDA Margin” and will provide a reconciliation of Net Loss Margin to Adjusted EBITDA margin.

2.In your press release, you disclose the Non-GAAP Measure “Center EBITDA”. Please revise to disclose why you believe this measure is meaningful to potential investors as well as the additional purposes, if any, that this measure is used by management. Refer to the guidance in Item 10(e)(1)(i)(C) and (D) of Regulation S-K. Also, as it does not appear that you have adjusted for all SG&A expenses incurred during the periods in arriving at this measure, please explain in further detail how you determined the amounts of the adjustments made for SG&A expenses in arriving at this Non-GAAP measure.

Response: The Company acknowledges the Staff’s comment and in future filings the Company will disclose why we believe the Non-GAAP measure “Center EBITDA” is meaningful to potential investors, as well as the additional purposes that this measure is used by management, substantially as set forth below:

“Center EBITDA is calculated by (i) adding back to Adjusted EBITDA that portion of the selling, general and administrative expenses which does not directly relate to the operations of our bowling centers and (ii) removing from Adjusted EBITDA income or losses which do not directly relate to the operations of our bowling centers. In addition to the adjustments used to calculate Adjusted EBITDA, items excluded from Center EBITDA include the impact of Media & Other Income, which represents income that does not directly relate to the operations of the bowling centers or the ability of our centers to earn income from bowling, food and beverage sales and amusement games, such as the results related to the Professional Bowlers Association. In addition, the portion of our SG&A that is added back consists primarily of expenses which do not directly relate to operations of our bowling centers such as compensation and benefits attributable to non-center employees, including multi-unit operations management and corporate employees. Management believes Center EBITDA is meaningful for investors because it isolates the performance of the bowling centers from the influence of other sources of income and the expenses incurred to achieve such other income. The Company also considers Center EBITDA as an important financial measure because it allows management to gain a deeper understanding of our income generating capacity, particularly in light of our strategy of growing our business through the continued acquisition and build-outs of additional bowling centers. We have presented Center EBITDA solely as a supplemental disclosure because we believe it allows for a more complete analysis of the results of operations of our bowling centers and assists investors in comparing our operating performance across reporting periods on a consistent basis by excluding items that are not indicative of the operating performance of our bowling centers. Center EBITDA has limitations as an analytical tool and investors should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Additionally, Center EBITDA is not indicative of the overall results of Company because of the exclusion of corporate-level expenses and other items not directly related to the operations of the bowling centers.”

To provide in further detail how the Company determines the adjustments made for SG&A expenses in arriving at this Non-GAAP measure, in future filings, the Company will change the relevant line item in the reconciliation from “SG&A Expense” to “Non-Bowling Center SG&A Expense” and add the following explanatory disclosure: “Non-Bowling Center SG&A Expense represents that portion of the selling, general and administrative expenses which does not directly relate to the operations of our bowling centers.”

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Jason Cohen by email at JasonCohen@BowleroCorp.com or by telephone at 212-777-2214 extension 5257.

Sincerely,

/s/ Thomas Shannon
Name:	Thomas Shannon
Title:	Chairman and Chief Executive Officer

/s/ Brett Parker
Name:	Brett Parker
Title:	Chief Financial Officer

cc:	Paul, Weiss, Rifkind, Wharton & Garrison LLP